Exhibit 99.2

Condensed Interim Consolidated Financial Statements

(Expressed in U.S. dollars)

Greenbrook TMS Inc.

Three and six months ended June 30, 2022 and 2021

(Unaudited)

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	June 30,	December 31,
	2022	2021
Assets
Current assets:
Cash	$1,061,395	$10,699,679
Restricted cash (note 5)	1,000,000	1,250,000
Accounts receivable, net (note 18(b))	9,805,095	10,997,389
Prepaid expenses and other	2,747,101	1,912,357
Total current assets	14,613,591	24,859,425

Property, plant and equipment (note 6)	2,254,432	1,925,056
Intangible assets (note 7)	9,174,399	9,589,399
Goodwill (note 5)	6,750,107	6,750,107
Right-of-use assets (note 8)	29,549,270	29,519,706
Total assets	$62,341,799	$72,643,693

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 9)	$14,929,867	$9,770,640
Current portion of loans payable (note 10(a))	13,618,974	513,992
Current portion of lease liabilities (note 8)	6,302,952	6,557,690
Other payables (note 11)	265,619	348,187
Non-controlling interest loans (note 10(b))	89,565	85,214
Deferred and contingent consideration (note 12)	1,000,000	1,250,000
Total current liabilities	36,206,977	18,525,723

Loans payable (note 10(a))	8,737	13,052,641
Lease liabilities (note 8)	24,877,286	24,475,997
Total liabilities	61,093,000	56,054,361

Shareholders’ equity:
Common shares (note 13)	98,408,917	98,408,917
Contributed surplus (note 14)	4,517,484	4,204,280
Deficit	(100,471,592)	(85,285,760)
Total shareholders’ equity excluding non-controlling interest	2,454,809	17,327,437
Non-controlling interest (note 22)	(1,206,010)	(738,105)
Total shareholders’ equity	1,248,799	16,589,332

Basis of preparation and going concern (note 2(a))
Contingencies (note 15)
Subsequent events (note 24)
Total liabilities and shareholders’ equity	$62,341,799	$72,643,693

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Revenue:
Service revenue	$14,210,309	$13,707,212	$27,275,455	$25,020,387

Expenses:
Direct center and patient care costs	7,645,662	6,854,000	14,986,158	13,214,023
Other regional and center support costs (note 23)	5,049,162	4,470,242	10,241,877	9,441,178
Depreciation (notes 6 and 8)	1,586,560	1,461,631	3,156,544	2,935,965
	14,281,384	12,785,873	28,384,579	25,591,166

Regional operating income (loss)	(71,075)	921,339	(1,109,124)	(570,779)

Center development costs	186,708	182,974	346,154	463,407
Corporate, general and administrative expenses (note 23)	5,612,617	5,823,483	10,736,235	10,539,565
Share-based compensation (note 14)	63,882	203,362	313,204	409,332
Amortization (note 7)	207,500	115,833	415,000	231,666
Interest expense	1,220,689	1,334,187	2,450,000	2,362,099
Interest income	(9,943)	(11)	(12,230)	(2,193)
Loss before income taxes	(7,352,528)	(6,738,489)	(15,357,487)	(14,574,655)

Income tax expense (note 17)	–	–	–	–
Loss for the period and comprehensive loss	$(7,352,528)	$(6,738,489)	$(15,357,487)	$(14,574,655)

Loss for the period attributable to:
Non-controlling interest (note 22)	$(4,679)	$37,336	$(171,655)	$(172,276)
Common shareholders of Greenbrook TMS	(7,347,849)	(6,775,825)	(15,185,832)	(14,402,379)
	$(7,352,528)	$(6,738,489)	$(15,357,487)	$(14,574,655)

Net loss per share (note 21):
Basic	$(0.41)	$(0.48)	$(0.85)	$(1.04)
Diluted	(0.41)	(0.48)	(0.85)	(1.04)

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook tms Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

					Non-	Total
	Common shares		Contributed		controlling	equity
Six months ended June 30, 2021	Number	Amount	surplus	Deficit	interest	(deficit)
Balance, December 31, 2020	13,502,477	$60,129,642	$3,348,636	$(60,201,976)	$(392,560)	$2,883,742
Net comprehensive loss for the period	–	–	–	(14,402,379)	(172,276)	(14,574,655)
Issuance of common shares (note 13)	2,584,358	26,352,366	–	–	–	26,352,366
Exercise of stock options	5,500	46,875	(18,125)	–	–	28,750
Share-based compensation (note 14)	–	–	409,332	–	–	409,332
Exercise of warrants (note 13)	1,800	28,729	(5,670)	–	–	23,059
Distributions to non-controlling interest	–	–	–	–	(508,000)	(508,000)
Balance, June 30, 2021	16,094,135	$86,557,612	$3,734,173	$(74,604,355)	$(1,072,836)	$14,614,594

					Non-	Total
	Common shares		Contributed		controlling	equity
Six months ended June 30, 2022	Number	Amount	surplus	Deficit	interest	(deficit)
Balance, December 31, 2021	17,801,885	$98,408,917	$4,204,280	$(85,285,760)	$(738,105)	$16,589,332
Net comprehensive loss for the period	–	–	–	(15,185,832)	(171,655)	(15,357,487)
Share-based compensation (note 14)	–	–	313,204	–	–	313,204
Distributions to non-controlling interest	–	–	–	–	(296,250)	(296,250)
Balance, June 30, 2022	17,801,885	$98,408,917	$4,517,484	$(100,471,592)	$(1,206,010)	$1,248,799

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Six months ended
	June 30,	June 30,
	2022	2021
Cash provided by (used in)

Operating activities:
Loss for the period	$(15,357,487)	$(14,574,655)
Adjusted for:
Amortization	415,000	231,666
Depreciation	3,156,544	2,935,965
Interest expense	2,450,000	2,362,099
Interest income	(12,230)	(2,193)
Share-based compensation	313,204	409,332
Change in non-cash operating working capital:
Accounts receivable	1,192,294	(85,002)
Prepaid expenses and other	(834,744)	(1,277,769)
Accounts payable and accrued liabilities	5,159,227	411,495
Other payables	(82,568)	136,071
	(3,600,760)	(9,452,991)
Financing activities:
Net proceeds on issuance of common shares (note 13)	–	23,256,567
Net proceeds on exercise of stock options	–	28,750
Interest paid	(2,285,800)	(2,164,951)
Broker warrants exercised	–	23,059
Finance costs incurred	–	(29,493)
Bank loans repaid (note 10(a))	(98,771)	(71,339)
Principal repayment of lease liabilities	(3,373,284)	(2,628,872)
Net non-controlling interest loans advanced	4,351	3,938
Distribution to non-controlling interest	(296,250)	(508,000)
	(6,049,754)	17,909,659
Investing activities:
Decrease in restricted cash (note 5)	250,000	1,050,000
Deferred and contingent consideration paid (note 12)	(250,000)	(8,273,630)
Purchase of property, plant and equipment	–	(11,089)
Interest received	12,230	2,193
	12,230	(7,232,526)
Increase (decrease) in cash	(9,638,284)	1,224,142

Cash, beginning of period	10,699,679	17,756,742

Cash, end of period	$1,061,395	$18,980,884

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

1.	Reporting entity:

Greenbrook TMS Inc. (the “Company”), an Ontario corporation along with its subsidiaries, controls and operates a network of outpatient mental health services centers that specialize in the provision of Transcranial Magnetic Stimulation (“TMS”) therapy and other treatment modalities for the treatment of depression and related psychiatric services.

The Company’s head and registered office is located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada, M4W 3P4. The Company’s United States corporate headquarters is located at 8401 Greensboro Drive, Suite 425, Tysons Corner, Virginia, USA, 22102.

2.	Basis of preparation:

(a)	Going concern:

These condensed interim consolidated financial statements for the three and six months ended June 30, 2022 have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and the basis of presentation outlined in note 2(b) on the assumption that the Company is a going concern and will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has experienced losses since inception and has negative cash flow from operating activities of $3.6 million for the six months ended June 30, 2022 ($9.5 million – six months ended June 30, 2021).

On December 31, 2020, the Company entered into a credit and security agreement (the “Oxford Credit Agreement”), as amended on October 29, 2021, for a $30 million secured credit facility (the “Oxford Credit Facility”) with Oxford Finance LLC (the “Lender”). See note 10(a).

The Oxford Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to achieving specific financial milestones. The terms of the Oxford Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests (see note 10(a)(ii)). A failure to comply with these covenants, or failure to obtain a waiver for any non-compliance, would have resulted in an event of default under the Oxford Credit Agreement and would allow the Lender to accelerate repayment of the debt, which could materially and adversely affect the business, results of operations and financial condition of the Company.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

2.	Basis of preparation (continued):

As of June 30, 2022, the Company was not in compliance with the financial covenants and therefore, the entire amount of the loan was reclassified as current. However, on July 14, 2022, the Company entered into a credit agreement for a $75 million secured credit facility (the “Madryn Credit Facility”) with Madryn Asset Management, LP (“Madryn”) and its affiliated entities. Approximately $15.4 million of the proceeds from the Madryn Credit Facility was used to repay in full the outstanding balance owing under the Company’s existing Oxford Credit Facility and the Company has terminated the Oxford Credit Facility effective July 14, 2022. See note 24(c). As a result, the Company is no longer required to be in compliance with the financial covenants under the Oxford Credit Agreement on a go-forward basis.

Upon closing of the Madryn Credit Facility, the Company drew a $55 million term loan under the Madryn Credit Facility. In addition, the Madryn Credit Facility permits the Company to draw up to an additional $20 million in a single draw at any time on or prior to December 31, 2024 for purposes of funding future mergers and acquisition activity. The terms of the Madryn Credit Facility require the Company to satisfy various financial covenants including a minimum liquidity and minimum consolidated revenue amounts that become effective on July 14, 2022 and September 30, 2022, respectively.

Although the Company believes it will become cash flow positive in the future, the timing of this is uncertain. The Company has historically been able to obtain financing from supportive shareholders and other sources when required as evidenced by the Company securing the Madryn Credit Facility on July 14, 2022. The existence of these conditions as at June 30, 2022, indicate substantial doubt as to the Company's ability to continue as a going concern.

These condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. If the going concern basis was not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the condensed interim consolidated statements of financial position classification used, and these adjustments may be material.

(b)	Statement of compliance:

These condensed interim consolidated financial statements for the three and six months ended June 30, 2022 have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the IASB. The disclosures contained in these condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards as issued by the IASB (“IFRS”) for annual consolidated financial statements. The condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2021.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

2.	Basis of preparation (continued):

These condensed interim consolidated financial statements comprise the accounts of Greenbrook TMS Inc., the parent company, and its subsidiaries. The Company accounts for its controlled subsidiaries using the consolidation method of accounting from the date that control commences and is deconsolidated from the date control ceases. All intercompany transactions and balances have been eliminated on consolidation.

These condensed interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) and authorized for issue by the Board on August 2, 2022.

(c)	Basis of measurement:

These condensed interim consolidated financial statements have been prepared on a historic cost basis except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. Other measurement bases are described in the applicable notes.

Presentation of the condensed interim consolidated statements of financial position differentiates between current and non-current assets and liabilities. The condensed interim consolidated statements of net loss and comprehensive loss are presented using the function classification of expense.

Regional operating income (loss) presents regional operating income (loss) on an entity-wide basis and is calculated as total service revenue less direct center and patient care costs, other regional and center support costs, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of TMS treatments to patients and the cost of the Company’s regional patient acquisition strategy.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

2.	Basis of preparation (continued):

(d)	Comparative information:

(i)	Restricted cash

Comparative figures have been updated to reflect immaterial reclassification adjustments to present changes in restricted cash balances as an investing activity in the condensed interim consolidated statements of cash flows for the six months ended June 30, 2022.

3.	Significant accounting policies:

These condensed interim consolidated financial statements have been prepared using the significant accounting policies consistent with those applied in the Company’s December 31, 2021 audited consolidated financial statements.

4.	Recent accounting pronouncements:

The IASB has issued the following amendment to the existing standard that will become effective for periods beginning on or after January 1, 2023:

(i)	IAS 12 – Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes.

The Company is currently assessing the impact of the pronouncement and does not expect the amendment to the existing standard to have any material impact on the Company’s consolidated financial statements.

5.	Business acquisitions:

On October 1, 2021, the Company, through its wholly-owned subsidiary, TMS NeuroHealth Centers Inc., completed the acquisition (the “Achieve TMS East/Central Acquisition”) of all of the issued and outstanding membership interests of Achieve TMS East, LLC (“Achieve TMS East”) and Achieve TMS Central, LLC (“Achieve TMS Central”, and together with Achieve TMS East, “Achieve TMS East/Central”). The initial aggregate purchase price for Achieve TMS East/Central was estimated to be $7,905,700, excluding Achieve TMS East/Central’s cash and subject to customary working capital adjustments. The Company paid $6,655,700 in cash upon closing of the Achieve TMS East/Central Acquisition and the remaining $1,250,000 was held in an escrow account, subject to the finalization of the escrow conditions.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

5.	Business acquisitions (continued):

In addition, the purchase price payable in respect of the Achieve TMS East/Central Acquisition includes contingent consideration that is subject to a capped earn-out of up to an additional $2,500,000 based on the earnings before interest, tax, depreciation and amortization (“EBITDA”) achieved by Achieve TMS East during the twelve-month period following the closing of the Achieve TMS East/Central Acquisition. All subsequent changes in the fair value of this liability are recognized in the condensed interim consolidated statements of net loss and comprehensive loss. As at October 1, 2021, December 31, 2021, and June 30, 2022, the Company estimates the fair value of the purchase price payable in respect to the earn-out to be nil. The amount recognized as at October 1, 2021, December 31, 2021 and June 30, 2022 is based on management’s best estimate of the earn-out payable and is subject to estimation uncertainty.

The deferred and contingent consideration payable balance related to the Achieve TMS East/Central Acquisition as at October 1, 2021 was $1,250,000, made up of an estimated nil earn-out payable and $1,250,000 in cash that is restricted and being held in an escrow account, subject to finalization of the escrow conditions. During the six months ended June 30, 2022, $250,000 of the restricted cash held in escrow was released to the vendors.

The Achieve TMS East/Central Acquisition represents the addition of 17 new TMS centers (each, a “TMS Center”) and strengthens the Company’s presence in New England and in the central United States.

The Achieve TMS East/Central Acquisition has been accounted for using the acquisition method of accounting. The allocation of the purchase price consideration for the Achieve TMS East/Central Acquisition is preliminary, and is comprised as follows:

Purchase consideration
Cash paid, net of cash acquired ($69,769)	$6,585,931
Deferred and contingent consideration	1,250,000
Working capital adjustment	(104,052)
7,731,879
Net assets acquired
Current assets, excluding cash acquired	460,070
Property, plant and equipment	57,544
Right-of-use assets	2,366,868
Accounts payable and accrued liabilities	(228,193)
Current lease liabilities	(1,152,426)
Long-term lease liabilities	(1,214,441)
Covenants not to compete	550,000
Management services agreement	3,850,000
4,689,422
Goodwill	$3,042,457

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

5.	Business acquisitions (continued):

As part of the Achieve TMS East/Central Acquisition, the Company acquired a management services agreement (the “Achieve TMS East/Central MSA”) between Achieve TMS East/Central and its clinics, under which it provides management, administrative, financial and other services in exchange for a fee. The Achieve TMS East/Central MSA is the key intangible asset identified as part of the Achieve TMS East/Central Acquisition and drives the value of the business. The Achieve TMS East/Central MSA is valued using the multi-period excess earnings method. The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the Achieve TMS East/Central MSA by excluding any cash flows related to contributory assets.

The purchase agreement in respect of the Achieve TMS East/Central Acquisition included a non-compete covenant from the sellers in favor of the Company. Pursuant to this covenant, the sellers are prohibited from competing with Achieve TMS East/Central for a period of five years from the closing date of the Achieve TMS East/Central Acquisition. This intangible asset is valued using the with-and-without method.

The purchase price allocation is considered to be preliminary should subsequent adjustments during the measurement period occur as a result of the finalization of the fair value of other receivables, accounts payable and accrued liabilities as well as potential unrecorded liabilities. Goodwill is primarily attributable to the ability to expand the Company’s national footprint and the synergies expected to result from combining Achieve TMS East/Central’s operations with the Company, and is allocated to the Achieve TMS East/Central cash generating unit (“CGU”). Goodwill is deductible for tax purposes.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

6.	Property, plant and equipment:

	Furniture and	Leasehold
	equipment	improvements	TMS devices	Total
Cost

Balance, December 31, 2021	$115,604	$179,399	$2,536,225	$2,831,228
Additions	–	–	553,325	553,325
Balance, June 30, 2022	$115,604	$179,399	$3,089,550	$3,384,553

Accumulated depreciation

Balance, December 31, 2021	$80,355	$56,477	$769,340	$906,172
Depreciation	11,560	12,796	199,593	223,949
Balance, June 30, 2022	$91,915	$69,273	$968,933	$1,130,121

Net book value

Balance, December 31, 2021	$35,249	$122,922	$1,766,885	$1,925,056
Balance, June 30, 2022	23,689	110,126	2,120,617	2,254,432

7.	Intangible assets:

	Management	Covenant not
	services agreement	to complete	Total
Cost

Balance, December 31, 2021	$9,870,000	$860,000	$10,730,000
Additions	–	–	–
Balance, June 30, 2022	$9,870,000	$860,000	$10,730,000

Accumulated amortization

Balance, December 31, 2021	$972,740	$167,861	$1,140,601
Amortization	329,000	86,000	415,000
Balance, June 30, 2022	$1,301,740	$253,861	$1,555,601

Net book value

Balance, December 31, 2021	$8,897,260	$692,139	$9,589,399
Balance, June 30, 2022	8,568,260	606,139	9,174,399

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

8.	Right-of-use assets and lease liabilities:

The Company enters into lease agreements related to TMS devices and TMS Center locations. These lease agreements range from one year to seven years in length.

Right-of-use assets are initially measured at cost, which comprises of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred.

		TMS Center
	TMS devices	locations	Total
Right-of-use assets, December 31, 2021	$13,741,292	$15,778,414	$29,519,706
Additions to right-of-use assets	700,953	2,814,531	3,515,484
Exercise of buy-out options into property, plant and equipment	(553,325)	–	(553,325)
Depreciation on right-of-use assets	(1,120,641)	(1,811,954)	(2,932,595)
Right-of-use assets, June 30, 2022	$12,768,279	$16,780,991	$29,549,270

Lease liabilities have been measured by discounting future lease payments using a rate implicit in the lease or the Company’s incremental borrowing rate. The Company’s incremental borrowing rate during the period ended June 30, 2022 is 10% (December 31, 2021 – 10%).

Total
Lease liabilities, December 31, 2021	$31,033,687
Additions to lease liability	3,519,835
Interest expense on lease liabilities	1,518,728
Payments of lease liabilities	(4,892,012)

Lease liabilities, June 30, 2022	31,180,238
Less current portion of lease liabilities	6,302,952
Long term portion of lease liabilities	$24,877,286

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

9.	Accounts payable and accrued liabilities:

The accounts payable and accrued liabilities are as follows:

	June 30,	December 31,
	2022	2021
Accounts payable	$12,711,096	$7,515,566
Accrued liabilities	2,218,771	2,255,074

Total	$14,929,867	$9,770,640

10.	Loans payable:

(a)	Bank loans:

	TMS Device	Oxford Credit
	Loans (i)	Facility (ii)	Total
Total, June 30, 2022	$30,378	$13,597,333	$13,627,711
Short Term	21,641	13,597,333	13,618,974
Long Term	$8,737	$–	$8,737

(i)	During the year ended December 31, 2018, the Company assumed loans from four separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioral health groups or other strategic investors, which own minority interests in certain TMS Center subsidiaries. These TMS device loans bear an average interest rate of 10% with average monthly blended interest and capital payments of $1,575 and mature or have matured during the years ended or ending December 31, 2019 to December 31, 2023, as the case may be. There are no covenants associated with these loans. The loans related to one of the banking institutions were repaid during the year ended December 31, 2019.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

10.	Loans payable (continued):

During the year ended December 31, 2019, the Company assumed loans from two separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain TMS Center subsidiaries. These TMS device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and matured during the year ended December 31, 2021. There are no covenants associated with these loans. The loans were repaid during the year ended December 31, 2021.

During the six months ended June 30, 2022, the Company repaid TMS device loans totalling $23,771 (June 30, 2021 – $33,839).

(ii)	On December 31, 2020, the Company entered into the Oxford Credit Agreement for the Oxford Credit Facility with the Lender, as amended on October 29, 2021. The Oxford Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to the Company achieving specific financial milestones. All amounts borrowed under the Oxford Credit Facility will bear interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. The Oxford Credit Facility has a five-year term and amortizes over the life of the Oxford Credit Facility with 1% of the principal amount outstanding amortized over years one to four with the remaining outstanding principal repaid in installments over the fifth year. The undiscounted face value of the Oxford Credit Facility as at June 30, 2022 is $14,812,500 (December 31, 2021 – $14,887,500) and the carrying amount is $13,597,333 (December 31, 2021 – $13,512,484). Transaction costs of $1,691,748 were incurred and are deferred over the term of the Oxford Credit Facility. Amortization of deferred transaction costs for the three and six months ended June 30, 2022 were $80,599 and $159,850, respectively (June 30, 2021 – $78,726 and $156,134, respectively), and were included in interest expense.

During the six months ended June 30, 2022, the Company repaid a principal repayment of $75,000 (June 30, 2021 – $37,500).

The Oxford Credit Facility contains financial covenants including consolidated minimum revenue and minimum qualified cash that became effective March 31, 2021 as well as a number of negative covenants that came into effect on December 31, 2020. The Company has granted general security over all assets of the Company in connection with the performance and prompt payment of all obligations of the Oxford Credit Facility.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

10.	Loans payable (continued):

The Oxford Credit Facility also requires the Company to deliver to the Lender annual audited financial statements that do not contain any going concern note; however, the Company has obtained waivers from the Lender with respect to such obligation in respect of fiscal 2020 and fiscal 2021. As consideration for the waiver for fiscal 2021, the Company covenanted that it would complete an equity and/or subordinated debt offering for proceeds of at least $12 million by June 30, 2022, which waiver was subsequently extended to July 15, 2022. As of June 30, 2022, the Company is not in compliance with one of the financial covenants and, therefore, the entire amount of the loan was reclassified as current.

On July 14, 2022, the Company repaid in full the outstanding balance owing under the Oxford Credit Facility and terminated the Oxford Credit Facility (see note 24(c)).

(b)	Non-controlling interest loans:

	June 30	December 31
	2022	2021
Non-controlling interest loans	$89,565	$85,214

The non-controlling interest holder partners of the Company, from time to time, provide additional capital contributions in the form of capital loans to the Company’s subsidiaries. These loans bear interest at a rate of 10%, compounded on a monthly basis. The loans are unsecured and are repayable subject to certain liquidity and solvency requirements and are classified as current liabilities.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

11.	Other payables:

(a)	Lender warrants:

	June 30,	December 31
	2022	2021
Lender warrants	$1,899	$44,997
Less: current portion of lender warrants	1,899	44,997
Long-term portion of lender warrants	$–	$–

As consideration for providing the Oxford Credit Facility (see note 10(a)(ii)), the Company issued 51,307 common share purchase warrants to the Lender, each exercisable for one common share of the Company at an exercise price of C$11.20 per common share, expiring on December 31, 2025.

As the exercise price is denoted in a different currency than the Company’s functional currency, the lender warrants are recorded as a financial liability in other payables on the condensed interim consolidated statements of financial position. As at June 30, 2022, the value of the lender warrants was $1,899 (December 31, 2021 – $44,997).

The change in fair value of the lender warrants during the three and six months ended June 30, 2022 was a decrease of $33,554 and $43,098, respectively (June 30, 2021 – decrease of $5,080 and increase of $69,059, respectively) and was recorded in corporate, general and administrative expenses.

(b)	Deferred share units:

	June 30,	December 31,
	2022	2021
Deferred share units	$232,881	$205,337

On May 6, 2021, the Company adopted a deferred share unit plan (the “DSU Plan”) for non-employee directors (each, a “Non-Employee Director”). Each Non-Employee Director is required to take at least 50% of their annual retainer (other than annual committee Chair retainers) in deferred share units (“DSUs”) and may elect to take additional amounts in the form of DSUs. Discretionary DSUs may also be granted to Non-Employee Directors under the DSU Plan. The DSUs granted vest immediately.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

11.	Other payables (continued):

Following a Non-Employee Director ceasing to hold all positions with the Company, the Non-Employee Director will receive a payment in cash at the fair market value of the common shares represented by the Non-Employee Director’s DSUs generally within ten days of the Non-Employee Director’s elected redemption date.

As the DSUs are cash-settled, the DSUs are recorded as cash-settled share-based payments and a financial liability has been recognized on the condensed interim consolidated statements of financial position. During the three and six months ended June 30, 2022, 129,173 DSUs were granted (June 30, 2021 – 5,536 and 5,536, respectively). As at June 30, 2022, the value of the financial liability attributable to the DSUs was $232,881 (December 31, 2021 – $205,337). For the three and six months ended June 30, 2022, the Company recognized an expense of $49,905 and $27,544, respectively (June 30, 2021 – nil and nil, respectively) in corporate, general and administrative expenses related to the DSUs.

(c)	Performance share units:

	June 30,	December 31,
	2022	2021
Performance share units	$30,839	$97,853

On May 6, 2021, the Company’s Equity Incentive Plan was amended and restated to permit the Company to grant performance share units (“PSUs”) and restricted share units (“RSUs”), in addition to stock options. Under the Equity Incentive Plan, the Company pays equity instruments of the Company, or a cash payment equal to the fair market value thereof, as consideration in exchange for employee and similar services provided to the Company. The Equity Incentive Plan is open to employees, directors, officers and consultants of the Company and its affiliates; however, Non-Employee Directors are not entitled to receive grants of PSUs.

On August 5, 2021, 38,647 PSUs were granted under the Equity Incentive Plan. The performance period in respect of this award is August 5, 2021 to December 31, 2023. The PSUs will vest on December 31, 2023 (the “Vesting Date”) subject to the attainment of certain performance vesting conditions. Subject to all terms and conditions of the Equity Incentive Plan and the terms of the grant agreement, any vested and outstanding PSUs will be settled following the Vesting Date and, in any event, no later than March 15, 2024. Pursuant to the grant agreement, upon satisfaction of the performance vesting conditions, the PSUs will be settled in cash.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

11.	Other payables (continued):

Based on future projections with respect to the performance vesting conditions of the PSUs, the Company estimates that 23,188 PSUs will vest on the Vesting Date.

As at June 30, 2022, the value of the financial liability attributable to the PSUs is $30,839 (December 31, 2021 – $97,853).

As at June 30, 2022, the Company has not issued any RSUs under the Equity Incentive Plan (December 31, 2021 – nil).

12.	Deferred and contingent consideration:

	June 30,	December 31,
	2022	2021
Deferred and contingent consideration	$1,000,000	$1,250,000

(a)	Achieve TMS East/Central:

The deferred and contingent consideration payable balance related to the Achieve TMS East/Central Acquisition as at December 31, 2021 was $1,250,000, made up of an estimated nil earn-out payable and $1,250,000 in restricted cash that was held in an escrow account, subject to finalization of the escrow conditions (see note 5). During the six months ended June 30, 2022, $250,000 of the restricted cash held in escrow was released to the vendors in accordance with the terms of the agreement.

(b)	Achieve TMS West:

As at December 31, 2020, the earn-out in relation to the acquisition (the “Achieve TMS West Acquisition”) of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively, “Achieve TMS West”) was confirmed to be $10,319,429, of which $3,095,799 was settled through the issuance of an aggregate of 231,011 common shares to the vendors on March 26, 2021. Of the remaining $7,223,630 of earn-out payable, $2,780,590 was paid in cash on March 26, 2021.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

12.	Deferred and contingent consideration (continued):

Certain vendors agreed to defer $4,443,040 of the cash earn-out consideration due to them until June 30, 2021 in exchange for additional cash consideration in the aggregate amount of $300,000 which was to be made concurrently with the deferred cash payment.

Of the $1,274,402 of deferred consideration held in escrow in connection with the Achieve TMS West Acquisition, $224,402 was paid during the year ended December 31, 2020. The remaining $1,050,000 of deferred consideration at December 31, 2020 held in an escrow account was finalized as all escrow conditions had been satisfied. On March 26, 2021, the amount held in escrow as part of the Achieve TMS West Acquisition was released in accordance with the membership interest purchase agreement. The deferred cash payment and the remaining contingent consideration were paid in full to the vendors on June 28, 2021.

As at June 30, 2022, the deferred and contingent consideration in relation to the Achieve TMS West Acquisition was nil.

13.	Common shares:

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at June 30, 2022 and December 31, 2021, there were nil preferred shares issued and outstanding.

		Total
	Number	amount
December 31, 2021	17,801,885	$98,408,917
Issuances	–	–
June 30, 2022	17,801,885	$98,408,917

During the six months ended June 30, 2022, the Company did not issue any common shares. See note 24(a).

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

14.	Contributed surplus:

Contributed surplus is comprised of share-based compensation.

Share-based compensation – stock options:

Stock options granted under the Equity Incentive Plan are equity-settled. The fair value of the grant of the options is recognized as an expense in the condensed interim consolidated statements of net loss and comprehensive loss. The total amount to be expensed is determined by the fair value of the options granted. The total expense is recognized over the vesting period which is the period over which all of the service vesting conditions are satisfied. The vesting period is determined at the discretion of the Board and has ranged from immediate vesting to over three years.

The maximum number of common shares reserved for issuance, in the aggregate, under the Equity Incentive Plan is 10% of the aggregate number of common shares outstanding, provided that the maximum number of RSUs and PSUs shall not exceed 5% of the aggregate number of common shares outstanding. As at June 30, 2022, this represented 1,780,188 common shares (December 31, 2021 – 1,780,188).

As at June 30, 2022, 876,833 stock options are outstanding (December 31, 2021 – 897,500). The stock options have an expiry date of ten years from the applicable date of issue. The Company has not issued any RSUs or equity-settled PSUs under the Equity Incentive Plan.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

14.	Contributed surplus (continued):

	June 30, 2022		December 31, 2021
		Weighted		Weighted
	Number	average	Number	average
	of stock	exercise	of stock	exercise
	options	price	options	price
Outstanding, beginning of period	897,500	$8.66	736,500	$7.35
Granted	–	–	186,500	14.16
Exercised	–	–	(5,500)	(5.23)
Forfeited	(20,667)	(12.86)	(20,000)	(12.62)
Outstanding, end of period	876,833	$9.16	897,500	$8.66

The weighted average contractual life of the outstanding options as at June 30, 2022 was 5.5 years (December 31, 2021 – 6.6 years).

The total number of stock options exercisable as at June 30, 2022 was 705,167 (December 31, 2021 – 603,567).

During the three and six months ended June 30, 2022, the Company recorded a total share-based options compensation expense of $63,882 and $313,204, respectively (June 30, 2021 – $203,362 and $409,332, respectively).

The following stock options were granted during the year ended December 31, 2021:

(a)	The fair value of the stock options granted on February 17, 2021 was estimated to be $9.03 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 46.36% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 4.39% and an annual risk-free interest rate of 1.11%.

(b)	The fair value of the stock options granted on May 14, 2021 was estimated to be $6.10 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 45.92% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 4.05% and an annual risk-free interest rate of 1.63%.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

14.	Contributed surplus (continued):

(c)	The fair value of the stock options granted on August 5, 2021 was estimated to be $5.72 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 45.01% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 5.15% and an annual risk-free interest rate of 1.23%.

(d)	The fair value of the stock options granted on November 9, 2021 was estimated to be $4.38 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 44.34% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 5.15% and an annual risk-free interest rate of 1.46%.

As at June 30, 2022, the total compensation cost not yet recognized related to options granted is approximately $489,830 (December 31, 2021 – $926,317) and will be recognized over the remaining average vesting period of 1.44 years (December 31, 2021 – 1.74 years).

15.	Contingencies:

The Company may be involved in certain legal matters arising from time to time in the normal course of business. The Company records provisions that reflect management’s best estimate of any potential liability relating to these matters. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

16.	Pensions:

The Company has adopted a defined contribution pension plan for its employees whereby the Company matches contributions made by participating employees up to a maximum of 3.5% of such employees’ annual salaries. During the three and six months ended June 30, 2022, contributions, which were recorded as expenses within direct center and patient care costs, other regional and center support costs and corporate, general and administrative expenses, amounted to $137,010 and $255,427, respectively (June 30, 2021 – $172,886 and $289,083, respectively).

17.	Income taxes:

During the six months ended June 30, 2022, there were no significant changes to the Company’s tax position.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

18.	Risk management arising from financial instruments:

In the normal course of business, the Company is exposed to risks related to financial instruments that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

(a)	Fair value:

The Company has Level 1 financial instruments which consists of cash, restricted cash, accounts receivable and accounts payable and accrued liabilities which approximates their fair value given their short-term nature. The Company also has lender warrants, DSUs and PSUs that are considered Level 2 financial instruments (see note 11). The Company has contingent consideration that are considered Level 3 financial instruments.

The carrying value of the loans payable and finance lease obligations approximates their fair value given the difference between the discount rates used to recognize the liabilities in the condensed interim consolidated statements of financial position and the market rates of interest is insignificant.

Financial instruments are classified into one of the following categories: financial assets or financial liabilities.

(b)	Credit risk:

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. The Company’s exposure to credit risk is mitigated in large part due to the majority of the accounts receivable balance being receivable from large, creditworthy medical insurance companies and government-backed health plans.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

18.	Risk management arising from financial instruments (continued):

The Company’s aging schedule in respect of its accounts receivable balance as at June 30, 2022 and December 31, 2021 is provided below:

	June 30,	December 31,
Days since service delivered	2022	2021
0 - 90	$5,982,420	$5,572,950
91 - 180	1,665,361	1,278,967
181 - 270	1,029,376	1,923,364
270+	1,127,938	2,222,108
Total accounts receivable	$9,805,095	$10,997,389

Based on the Company’s industry, none of the accounts receivable in the table above are considered “past due”. Furthermore, the payors have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As such, the timing of collections is not linked to increased credit risk. The Company continues to collect on services rendered in excess of 24 months from the date such services were rendered.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company may encounter difficulty in raising funds to meet its financial commitments or can only do so at excessive cost. The Company ensures there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and its ability to raise capital from existing or new investors and/or lenders (see note 2(a)).

(d)	Currency risk:

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. The Company has minimal exposure to currency risk as substantially all of the Company’s revenue, expenses, assets and liabilities are denominated in U.S. dollars. The Company pays certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments it does not give rise to significant currency risk.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

18.	Risk management arising from financial instruments (continued):

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to changes in interest rates on its cash and long-term debt. The Oxford Credit Facility (see note 10(a)(ii)) bears interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. A 1% increase in interest rates would result in a $496,139 increase to interest expense on the condensed interim consolidated statements of net loss and comprehensive loss over the term of the Oxford Credit Facility. See notes 24(b) and (c).

19.	Capital management:

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its shareholders’ equity, including contributed surplus and deficit, as well as loans payable.

The Company’s primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders. The Company, as part of its annual budgeting process, evaluates its estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this cash budget and taking into account its anticipated cash flows from operations and its holdings of cash, the Company validates whether it has the sufficient capital or needs to obtain additional capital.

20.	Related party transactions:

Transactions with significant shareholder – Greybrook Health Inc.:

During the three and six months ended June 30, 2022, the Company recognized $6 and $328, respectively, in corporate, general and administrative expenses (June 30, 2021 – $28,880 and $88,879, respectively) for amounts payable for management services rendered and other overhead costs incurred by Greybrook Health Inc. in the ordinary course of business. As at June 30, 2022, nil (December 31, 2021 – nil) is included in accounts payable and accrued liabilities.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

21.	Basic and diluted loss per share:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Net loss attributable to the shareholders of:
Greenbrook TMS	$(7,347,849)	$(6,775,825)	$(15,185,832)	$(14,402,379)

Weighted average common shares outstanding:
Basic and diluted	17,801,885	14,155,799	17,801,885	13,837,398

Loss per share:
Basic and diluted	$(0.41)	$(0.48)	$(0.85)	$(1.04)

For the three and six months ended June 30, 2022, the effect of 876,833 options (June 30, 2021 – 859,500) and 51,307 lender warrants (June 30, 2021 – 51,307) have been excluded from the diluted calculation because this effect would be anti-dilutive.

22.	Non-controlling interest:

As a result of operating agreements with non-wholly owned entities, the Company has control over these entities under IFRS, as the Company has power over all significant decisions made by these entities and thus 100% of the financial results of these subsidiaries are included in the Company’s condensed interim consolidated financial results.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

22.	Non-controlling interest (continued):

The following table summarizes the aggregate financial information for the Company’s non-wholly owned entities as at June 30, 2022 and December 31, 2021:

	June 30,	December 31,
	2022	2021
Cash	$86,959	$1,885,606
Accounts receivable, net	5,050,986	6,374,010
Prepaid expenses and other	649,528	345,239
Property, plant and equipment	1,041,466	1,013,161
Right-of-use assets	11,113,499	9,939,726
Accounts payable and accrued liabilities	1,216,553	993,848
Lease liabilities	11,904,712	10,588,519
Loans payable	12,364,730	12,431,803
Shareholders’ equity (deficit) attributable to the shareholders of Greenbrook TMS	(6,336,948)	(3,718,322)
Shareholders’ equity (deficit) attributable to non-controlling interest	(714,621)	(542,367)
Distributions paid to non-controlling interest	(1,814,380)	(1,518,130)
Subsidiary investment by non-controlling interest	–	270,885
Historical subsidiary investment by non-controlling interest	1,322,392	1,051,507

The following table summarizes the aggregate financial information for the Company’s non-wholly owned entities for the three and six months ended June 30, 2022 and June 30, 2021:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Revenue	$6,547,733	$6,553,346	$12,327,502	$12,040,493
Net loss attributable to the shareholders of Greenbrook TMS	(918,939)	(281,410)	(2,084,441)	(1,071,098)
Net income (loss) attributable to non-controlling interest	(4,679)	37,336	(171,655)	(172,276)

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

23.	Expenses by nature:

The components of the Company’s other regional and center support costs include the following:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Salaries and bonuses	$3,361,426	$3,068,947	$6,836,977	$6,055,262
Marketing expenses	1,687,736	1,401,295	3,404,900	3,385,916
Total	$5,049,162	$4,470,242	$10,241,877	$9,441,178

The components of the Company’s corporate, general and administrative expenses include the following:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Salaries and bonuses	$3,437,683	$3,670,679	$7,055,544	$6,557,263
Professional and legal fees	1,131,377	1,175,461	1,784,738	1,925,859
Computer supplies and software	502,050	323,587	871,383	632,292
Marketing expenses	89,617	181,799	224,570	342,833
Deferral payment expense (income)	–	–	–	300,000
Insurance	249,107	168,107	428,819	207,183
Other	202,783	303,850	371,181	574,135
Total	$5,612,617	$5,823,483	$10,736,235	$10,539,565

The deferral payment expense of $300,000 that was recognized during the six months ended June 30, 2021 relates to cash consideration payable to certain vendors who agreed to defer $4,443,040 of the cash earn-out consideration owed as part of the Achieve TMS West Acquisition. This amount was paid in full on June 28, 2021 (see note 12).

24.	Subsequent events:

(a)	Acquisition of Success TMS:

On July 14, 2022, the Company, through its wholly-owned U.S. subsidiary, TMS NeuroHealth Centers Inc., completed the acquisition of all of the issued and outstanding equity interests in Check Five LLC, a Delaware limited liability company (doing business as “Success TMS”) (“Success TMS”) from its parent company, Success Behavioral Holdings LLC (the “Acquisition”) pursuant to a Membership Interest Purchase Agreement dated as of May 15, 2022 (the “Purchase Agreement”), by and among the Company, Success TMS and its direct and indirect owners, including Success Behavioral Holdings, LLC, Theragroup LLC, The Bereke Trust U/T/A Dated 2/10/03, Batya Klein and Benjamin Klein (collectively, the “Seller Parties”).

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

24.	Subsequent events (continued):

As consideration for the purchase of Success TMS, the Seller Parties received, in the aggregate, 8,725,995 common shares of the Company, and an additional 2,908,665 common shares of the Company have been held back and deposited with an escrow agent, to be released to Benjamin Klein or the Company, as applicable, upon satisfaction of customary working capital and certain other adjustments, including to satisfy any indemnity claims against the Seller Parties (such common shares issued as consideration to the Seller Parties, including the common shares deposited in escrow, collectively, the “Consideration Shares”).

The purchase price consideration was determined based on the pro forma revenue contribution of the two companies and was fixed at an amount equal to approximately 40% of the total issued and outstanding common shares of the Company on a post-Acquisition basis and subject to adjustments, as described above.

The Seller Parties are subject to a 12-month lock-up period in respect of the Consideration Shares. As contemplated by the Purchase Agreement, the Company also entered into a registration rights agreement with the Seller Parties, dated as of July 14, 2022, which provides the Seller Parties with certain customary registration rights in connection with the resale of the Consideration Shares, once the lock-up restrictions have expired.

As contemplated by the Purchase Agreement, the Company also entered into an investor rights agreement with Benjamin Klein, dated as of July 14, 2022 (the “Investor Rights Agreement”), which provides Benjamin Klein with a right to nominate a single representative to the board of directors of the Company for so long as the Seller Parties own at least 5% of the issued and outstanding common shares of the Company, subject to certain conditions, including applicable securities laws and stock exchange requirements. In accordance with the terms of the Investor Rights Agreement, Mr. Klein has been appointed to the Board as the board nominee, effective on July 14, 2022, immediately following completion of the Acquisition. Mr. Klein has also joined the Company as Chief Operating Officer.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

24.	Subsequent event (continued):

Due to the limited period of time between the closing of the Acquisition and the issuance of these condensed interim consolidated financial statements, certain business combination disclosures required under IFRS 3 – Business Combinations, including the preliminary purchase price allocation, have not been provided as this information is not yet available. The Company is currently in the process of assessing the fair values of the assets acquired and liabilities assumed in connection with the Acquisition.

(b)	Debt Financing:

On July 14, 2022, the Company entered into a credit agreement for a $75 million secured credit facility with Madryn and its affiliated entities (the “Madryn Credit Agreement”).

The Madryn Credit Facility provides the Company with a $55 million term loan (the “Term Loan”), which was funded on closing. In addition, the Madryn Credit Facility permits the Company to draw up to an additional $20 million in a single draw at any time on or prior to December 31, 2024 for purposes of funding future mergers and acquisition activity. All amounts borrowed under the Madryn Credit Facility will bear interest at a rate equal to the three-month LIBOR rate plus 9.0%, subject to a minimum three-month LIBOR floor of 1.5%. The Madryn Credit Facility matures over 63 months and provides for four years of interest-only payments. The Company has granted general security over all assets of the Company in connection with the performance and prompt payment of all obligations of the Madryn Credit Facility.

The terms of the Madryn Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests, including but not limited to, consolidated minimum revenue and minimum liquidity covenants that become effective September 30, 2022 and July 14, 2022, respectively. In addition, the Madryn Credit Agreement contains affirmative and negative covenants that limit, among other things, the Company’s ability to incur additional indebtedness outside of what is permitted under the Madryn Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. The Madryn Credit Agreement also includes customary events of default, including payment and covenant breaches, bankruptcy events and the occurrence of a change of control.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three and six months ended June 30, 2022 and 2021

(Unaudited)

24.	Subsequent event (continued):

In accordance with the terms of the Madryn Credit Agreement, the Company has issued conversion instruments (each, a “Conversion Instrument”) to Madryn and certain of its affiliated entities that provide the holders thereof with the option to convert up to $5 million of the outstanding principal amount of the Term Loan into common shares of the Company at a price per share equal to $1.90 (representing a 15% premium to the 30-day volume weighted average trading price of the common shares as of the closing date of the transaction), subject to customary anti-dilution adjustments and approval of the Toronto Stock Exchange prior to each such issuance.

(c)	Repayment and Termination of Oxford Credit Facility:

On July 14, 2022, the Company used approximately $15.4 million of the proceeds from the Madryn Credit Facility to repay in full the outstanding balance owing under the Company’s existing Oxford Credit Facility, as well as prepayment fees and legal fees incurred, and terminated the Oxford Credit Facility.